Exhibit 12

OLIN CORPORATION AND CONSOLIDATED SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

(In millions)

(Unaudited)

	Three Months Ended March 31,
	2007	2006
Earnings:
Income before taxes	$34.5	$54.4
Add (deduct):
Equity in income of non-consolidated affiliates	(8.1)	(12.1)
Fixed charges as described below	7.6	7.6

Total	$34.0	$49.9

Fixed Charges:
Interest expensed	$5.0	$5.1
Estimated interest factor in rent expense(1)	2.6	2.5

Total	$7.6	$7.6

Ratio of earnings to fixed charges	4.5	6.6

(1)	Amounts represent those portions of rent expense that are reasonable approximations of interest costs.